Mail Stop 3561
							September 28, 2005


Mr. Rubens Ghilardi
Chief Executive Officer & Chief Financial Officer
Energy Company of Parana
Rua Coronel Dulcidio, 800
80420-170 Curitiba, Parana, Brazil

		RE:	Energy Company of Parana
			Form 20-F for Fiscal Year Ended December 31, 2004
			Filed June 29, 2005
			File No. 001-14668

Dear Mr. Ghilardi:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 50

Results of Operations for the Years Ended December 31, 2004 and
2003,
page 59

1. On page 61 you disclose that you classify expenses related to gas purchase contracts within financial income (expense), net, for Brazilian GAAP purposes. Tell us the amount of these expenses for all periods presented and where you classify them for U.S. GAAP purposes. If the gas purchase contract expenses are material and the classification differs under U.S. GAAP, please clarify in the notes to the financial statements.

Results of Operations for the Years Ended December 31, 2003 and
2002,
page 62

2. Please tell us why materials and supplies expenses increased so significantly between 2002 and 2003 and why the absolute dollar amount of materials and supplies is so high when it appears that the increase is attributed principally to the Araucaria facility. On page 63 you refer to accrual of "a variety of related expenses." Please explain the need for accrual of significant materials and supplies expenses.

Liquidity and Capital Resources, page 64

3. Disclosures in the operating results and liquidity sections should address historical and expected trends regarding loss contingency amounts and commitments, including commitments for which you have suspended payment, and their reasonably likely effects on operating results and liquidity, if material. You have a number of commitments and contingencies described in Note 20 of the financial statements and in the Legal Proceedings section of your filing; however, your disclosures address only your legal proceedings with Araucaria. While it appears that the Araucaria matter is one of the most significant exposures, there appear to be other exposures, which either individually, or in the aggregate, could have a material adverse effect on your liquidity or financial condition. Refer to SAB Topic 5Y. Please revise in future filings. Please show us what the revised disclosure would have looked like in your fiscal 2004 Form 20-F.

Contractual Obligations, page 66

4. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued
December 19, 2003 available at www.sec.gov.

Item 15. Controls and Procedures, page 99

5. Please revise your future disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form
20-F accordingly.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-11

Note 20. Commitments and Contingencies, page F-46

a(i) Labor Contingencies, page F-46

6. If there is at least a reasonable possibility that a material loss in excess of the amount accrued for a contingency may occur, you must disclose an estimate of the amount, or range, of possible loss or state that such an estimate cannot be made. Refer to paragraph 10 of
SFAS 5. We note that you provide this disclosure for certain contingencies, but not others. Please consider these disclosure requirements for all material contingencies. Please revise future filings. Please show us what the revised disclosure would have looked like in your fiscal 2004 Form 20-F.

Note 28. Related-Party Transactions, page F-64

7. You disclose on page F-67 that interest income related to the CRC account balance was R$198,278. Please explain where this interest income is reflected in the table on page F-63. The interest and commissions income line item totals only R$166,320.

Note 32. Supplemental Information, page F-74

8. Your fiscal 2004 consolidated statement of cash flow includes a cash outflow related to an increase in recoverable rate deficit
(CRC)
of R$ 14,873,000.  Based on review of your December 31, 2004 and
2003
consolidated balance sheets CRC assets increased by R$
161,078,000.
Please explain the difference.

Note 33. Summary of Principal Differences between Brazilian GAAP and
US GAAP, page F-76

General

9. Your December 31, 2004 CRC receivable balance totals R$ 1,197,404,000. Note 4a(v) states that the CRC receivable balance was
R$ 506,602 on October 1, 1997.   Please tell us your consideration
of
a valuation allowance. In your response please specify whether any portion of the CRC receivable is subject to setoff against amounts payable to the State government for dividends or other payments. If there is no provision for setoff, tell us how you determined that it was probable you would recover the uncollected balance in light of the fact that the scheduled payments have been renegotiated and extended several times in response to nonpayment. You indicate that the first payment under the renegotiated agreement is due in January
2005. Please tell us whether the State government has made all payments due during 2005 and how the recent payment history under the new payment schedule impacts your assessment of recovery, if at all.
Refer to FASB Concepts Statement No. 6. Note 22(b) states that there is an R$ 790,555,000 capital reserve for the CRC. Please tell us what this capital reserve represents.

10. Your December 31, 2004 recoverable taxes balance totals R$ 80,923,000. Note 10 states that in 2004 a significant amount of value added taxes recoverable were disallowed resulting in a reversal of previously applied credits and the write-off of certain credits not yet offset. Considering your history of realization of the tax credits, amongst other factors, please tell us how the recoverable taxes balance meets the US GAAP definition of an asset. Please tell us your consideration of a valuation allowance. Refer to FASB Concepts Statement No. 6.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, your questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Rubens Ghilardi
Energy Company of Parana
September 28, 2005
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